EXHIBIT 10.1

PROMISSORY NOTE

LAS VEGAS, NEVADA

$10,000.00	April 16, 2019

Kula Ventures, Ltd. ("Maker") promises to pay to the order of RAR Limited or its assigns ("Holder") at PO Box 23113, Las Vegas, NV 89105 or such other place as may be designated in writing by Holder or it assigns, the principal sum of Ten Thousand Dollars ($10,000.00), with simple interest thereon from this date, until fully paid, without interest. All unpaid interest and the principal balance of this Note shall be due and payable in full upon the sooner to occur of (i) sixty (60) days from the date of this Note, or (ii) five (5) days following written demand therefor by Holder. If not so paid by Maker, then then unpaid interest and the principal balance of this Note shall thereafter bear interest at the rate of two and one-half percent (2.5%) until paid in full.

Interest shall be computed on the basis of a 365-day year or 366-day year as applicable, and actual days lapsed. Maker shall have the privilege of prepaying the principal under this Note in whole or in part, without penalty or premium at any time. All payments hereunder shall be applied first to costs of collection, then to interest, then to principal.

In the event an action is instituted to enforce or interpret any of the terms of this Note including but not limited to any action or participation by Maker in, or in connection with, a case or proceeding under the Bankruptcy Code or any successor statute, the prevailing party shall be entitled to recover all expenses reasonably incurred at, before and after trial, appeal or review whether or not taxable as costs, including, without limitation, attorney fees, witness fees (expert and otherwise), deposition costs, copying charges and other expenses.

All parties to this Note hereby waive presentment, dishonor, notice of dishonor, and protest. All parties hereto consent to, and Holder is hereby expressly authorized to make, without notice, any and all renewals, extensions, modifications or waivers of the time for or the terms of payment of any sum or sums due hereunder, or under any documents or instruments relating to or securing this Note, or of the performance of any covenants, conditions or agreements hereof or thereof or the taking or release of collateral securing this Note. Any such action taken by Holder shall not discharge the liability of any party to this Note. This Note may not be modified or amended in any respect except in a writing executed by the party to be charged.

This Note has been executed and delivered in the state of Nevada and shall be governed and construed in accordance with the laws of such state. Any action to enforce this Note or arising out of or related to this Note shall be heard in the state or federal courts sited in Clark County, Nevada to the exclusion of all other venues and Maker hereby irrevocably consents to personal jurisdiction in the state of Nevada in connection with any such proceedings.

KULA VENTURES, LTD. /s/ Robert Rink _______________________________
By: Robert Rink Its: President Address of Maker for Notice: 6350 W. Cheyenne Ave. Las Vegas NV 89105